UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 www.sec.gov

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MONTANA

 ACQUISITION CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities) NONE (CUSIP Number)

Michael H. Troso, President M. H. T. of Brevard, Inc.

217 Sand Dollar Road

Indialantic, Florida 32903

(321) 508-3200 Telecopier: (321) 779-4015 E-Mail: mhtofbrevard@yahoo.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule (the "Schedule") because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

Parties identified in 17 CFR 240.13d -7 are to be sent copies of this Schedule.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. None

Number of Shares Beneficially Owned by Each Reporting Person With: Item 7-10.

ITEM 1. SECURITY AND ISSUER.

1.a.SECURITIES OF THE ISSUER. The Issuer's common stock, $0.001 par value per share, is the common voting equity security of the Issuer that is the subject of this Schedule (the "Issuer's Common Stock").

1.b.ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES. As of October 17, 2005, the Issuer's principal executive office is temporarily located at the office of the Reporting Person (M.H.T. of Brevard, Inc.), which has permitted the Issuer to use a portion thereof on a limited, informal, and month-to-month basis, without cost to the Issuer; provided, however, the Reporting Person continues to remain the principal stockholder, in supermajority, of the Issuer. It is the Reporting Person's intention to locate a suitable independent office at which to conduct the Issuer's business as soon as is practicable from the date of the filing of this Schedule, or otherwise to secure a suitable accommodation the Issuer may utilize as its principal executive office in order to pursue the purposes stated to the Securities and Exchange Commission (the "Commission") in its filings therewith.

ITEM 2. IDENTITY AND BACKGROUND.

2.a.The name of the corporation filing this Schedule is M.H.T. of Brevard, Inc., a Florida corporation (the Reporting Person or "MHT").

2.b.The Reporting Person's commercial mailing address is 217 Sand Dollar Road, Indialantic, Florida, 32903.

2.c. The Reporting Person is a non-issuing Florida corporation, which is not subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), and has no debt or equity securities registered under the Securities Act of 1933 (the "Act").

Furthermore, as on the date of this Report, the Reporting Person is not subject or required to register its securities under the Investment Company Act of 1940 (the "40 Act"). It is not the Reporting Person's intent to direct the Issuer's Board of Directors to organize the Reporting Person as a "United States Real Property Holding Corporation" within the meaning of section 897(c)(2) of the Internal Revenue Service Code.

The Reporting Person's principal executive office address is 217 Sand Dollar Road, Indialantic, Florida 32903, and its principal telephone number is (321) 508-3200.

The common voting equity securities of MHT are directly, beneficially owned by two persons: Michael H. Troso and Michael P. Grande, each of whom claim indirect ownership of the Issuer, and, each of whom will be required to comply with Regulation 13D in that regard. Mr. Troso is MHT's Chairman of the Board and Chief Executive Officer and Mr. Grande is MHT's President and Chief Operating Officer.

2.d.The Reporting Person, in its corporate form, is not and has not been the subject of any investigation, action, order, writ, or other judicial or disciplinary action by and court of competent jurisdiction or by any other body government or body judicial. However, as required by the form that governs the preparation of this Report, the Reporting Person's Chairman of the Board and Chief Executive Officer, Michael H. Troso, is subject to the disclosure items required by item 2(d) of Schedule 13D.

Criminal Action. Between November 25, 2000 and February 7, 2002, the State of Florida filed numerous criminal complaints against Michael H. Troso, the Chairman of the Board and Chief Executive Officer of the Issuer's parent company, M. H. T. of Brevard, Inc., a Florida corporation, and, Mr. Troso has been nominated to serve on the Issuer's Board of Directors.

Although none of the charges were classified as felony charges, the complaints and subsequent arrests did allege criminal activity under Florida Statutes 316.193(1), 796.07(2B), and 796.07 (2F). While the latter charge was adjudicated to a lesser traffic-related offense, the defendant was found guilty as the result of his entry of pleas of "not guilty" and/or nolo contendere to those charges.

Resultant Criminal Record. As the result of the adjudication of the criminal charges described hereinabove, Mr. Troso is not subject to supervised release or probation in the above-described action. He was required to pay total fines of $129 for the non-traffic-related charges and was required to serve probation until October 26, 2002, which he did without violation or incident thereunder.

2.e. During the five years preceding the date of the filing of this Schedule, MHT, nor any of its shareholders, senior executive officers, or directors have been the subject of any proceeding that has resulted in any decree or final order prohibiting or mandating each of MHT, each of MHT's senior executive officers, each of MHT's principal or controlling shareholders, and each of MHT's directors by cessating or desisting any of them from engaging in any activities with respect to any Federal or states securities laws.

It should be noted that none of the actions or the consequences or determinations resulting therefrom, which are stated hereinabove, could subject the Reporting Person, the Reporting Person's senior executive officers, the Reporting Director's, or the Reporting Person's principal shareholders, or the Issuer, to be deemed to fall within the interpretation or connotations associated with the negative distinctions of the disqualification provisions that are enumerated in 17 CFR 230.262.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

3.a.Overview of Transaction. The Reporting Person and the transferor of the Shares of the Issuer's Common Stock, Randolph S. Hudson, entered into a private securities transaction whereby, Mr. Hudson, also the Issuer's President, Chief Executive Officer, Secretary, Treasurer, and Chief Financial Officer, transferred his certificate representing 23,750 shares of the Issuer's common stock (which represented 95% of the Issuer's total issued and outstanding common shares of common stock) to M. H. T. of Brevard, Inc., a for-profit, non-public, non-reporting, Subchapter "S" Florida corporation ("MHT"), in exchange for MHT's assumption of certain obligations of Mr. Hudson relating to his original purchase of the Issuer's common stock. Originally, Mr. Hudson incurred obligations to Leslie M. Apple, a predecessor owner of that number of shares of the Issuer's common stock.

3.b.Payment for Stock in the Issuer. Among other things, the transaction required MHT (the Reporting Person) to assume and agree to perform a negotiable non-interest bearing promissory note to the seller, Leslie M.

Apple, in principal the sum of $85,000 (the "Note"), to serve as full and complete payment for the Shares subject hereof. MHT is required to pay Mr. Apple said sum on or before February 28, 2006, unless it and Mr. Apple agree, by amendment, to different terms.

3.c. Pledge of Shares as Security for Payment. In the event MHT does not timely pay Mr. Apple said sum on or before said date, Mr. Apple may reclaim the Shares of the Issuer pursuant to a Pledge and Security Agreement that was originally issued by Mr. Hudson on even date with that certain common stock purchase agreement and the related promissory note. Under that certain pledge agreement that MHT assumed, MHT maintains all voting rights on the Issuer's Shares, until his payment of the obligation represented by that certain Note, unless an extension has been granted by Mr. Apple, or until MHT's default thereunder. MHT is presently awaiting Mr. Apple's formal consent and acceptance of its assumption of Mr. Hudson's obligations, the approval of which may be reasonably expected.

3.d.No Commercial Loans. No other source of funds was utilized by the transferee (the Reporting Person, MHT) and no funds were obtained or utilized from any commercial or established banking methods to consummate the assignment and assumption transaction described in this item third of this Schedule.

ITEM 4. PURPOSE OF TRANSACTION.

To the extent any of the statements made hereinbelow could be interpreted to constitute the view of the Issuer, the statements made hereunder by the Reporting Person, as the holder, in supermajority, of the common voting equity securities of the Issuer, may include "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (15

U.	S.C. 77z-2) and in Section 21E of the Securities Exchange Act of 1934 (15

U.	S.C. 78u-5), which are referred to as "statutory safe harbor" provisions.

Forward-looking statements are based upon the opinions and estimates of the Issuer's management, which were based on discussions with the Reporting Person, at the time such statements are made. Every forward-looking statement is subject to inherent risks and uncertainties that could cause the actual results to differ materially from the plans, projections, or expectations expressed or implied by such statement at the time the statement was made. The Reporting Person (and the Issuer, to the extent the statement made hereinbelow are construed to be that of the Issuer's management) cautions the public not to place undue influence on these forward-looking statements, which speak only as of the date they were made and may not have been updated in further filings, schedules, or reports required to be filed with the Commission, or with any other body government.

Except for the factual historical information presented in this or in any amendment hereto, statements that may infer an impression of optimism about the Issuer's beliefs and expectations, expressed through words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "contemplates", "prospective", "attempt", "proposed", and similar expressions or terms, are intended to identify forward-looking statements.

Generally, the events that are proposed to occur as the result of the transaction reported on this Schedule are (i) to fortify the equity of the existing shareholders by marketing the Issuer as a suitable candidate to enter into a qualified business combination, (ii) to engage the Issuer in a suitable transaction, whereby, it would become engaged in an ongoing business and, thus, enhancing the existing shareholders' equity positions, (iii) to remedy the Issuer's defaults under its reporting obligations to the Commission, and (iv) to enter into a transaction that would permit the Issuer to represent that number of shareholders and public float shares that would permit the Issuer's to become quoted on an electronic intermediary quotation system or in order to permit the Issuer to trade its shares on a regional or national stock exchange.

4.a.No additional securities have been acquired by, or promised to, any other person or entity under the transaction reported on this Schedule, with the single exception of the Issuer's securities that are being pledged to Leslie M. Apple as security for the performance of the Reporting Person's assumption obligations described hereinabove; and, there has been no other disposition of the Issuer's securities in the transaction reported on this Schedule.

4.b.The Reporting Person intends to cause the Issuer's Board of Directors to enter into and perform a share exchange agreement (formally, under the General Corporation Law of Delaware, a merger agreement) with the shareholders of Zale Property, Inc., a Delaware corporation ("Zale"). The proposed share exchange will be proposed to Zale's shareholders on or about October 24, 2005, and, subsequently, will be reported to the Commission and to the public on Form 8-K and in accordance with Rule 425. It is expected that the share exchange or merger will be consummated on or about October 24, 2005; moreover, the Reporting Person intends to effect the share exchange as a corporate action by the shareholders of the Issuer by written consent without a meeting, thus, the action will become effective 20 days from the date the Issuer files a report on Schedule 14A or Schedule 14C, as may be applicable.

To the best of the Reporting Person's knowledge, as of the date hereof, the Issuer does not own shares of stock or membership units in any other corporation, limited liability company, partnership, joint venture, or in any other type of legally formed entity. However, it is the present intention of the Reporting Person to cause the Issuer to form and organize a for-profit corporation under Florida law, which shall be a wholly owned subsidiary of the Issuer. The Reporting Person expects this action to occur on or before November 15, 2005.

4.c. The transaction reported on this Schedule does not involve the sale or transfer of any of the Issuer's assets.

4.d.The Reporting Person contemplates a change in the members of the Issuer's Board of Directors and in the Issuer's senior executive management, to become effective in due course following the date of this Schedule, and after (1) a special meeting of the Issuer's Board of Directors and (2) the action by written consent of the shareholders without a meeting.

As the result of the transaction reported on this Schedule, Randolph S. Hudson is no longer the principal shareholder of the Issuer; however, Mr. Hudson continues to represent the Issuer as its President, Chief Executive Officer, Secretary, Treasurer, and Chief Financial Officer. The Issuer expects that Mr. Hudson is going to be replaced as the Issuer's Chairman of the Board by Michael H. Troso, by his nomination to the Board of Directors. In addition, Michael P. Grande, the Reporting Person's other shareholder, has been nominated to serve the Issuer's Board of Directors. The Issuer is timely required to report these events to the Commission and to the public, accordingly, on a Form 8-K Current Report.

Consequently, it will be necessary for Issuer: to convene a special meeting of its Board of Directors to nominate and elect Mr. Troso and Mr. Grande to serve on the Issuer's Board, pending the ratification of the board's action by the Issuer's shareholders. As of the date hereof, the Reporting Person has no intention to further change the number or term of the Issuer's directors.

4.e. While the Reporting Person has no intention to change the dividend policy of the Issuer, MHT does intend, in due course following the date of this Schedule, to compel the Issuer, by and through the actions of its Board of Directors, to apply to the State of Delaware to amend its Certificate of Incorporation to change its authorized capital structure, which would result in the following authorized changes to the capital structure of the Issuer:

Class of Stock	Par Value per Share	Total Authorized Shares

Common
Stock	$0.001	250,000,000
Preferred
Stock	$0.001	50,000,000

(Presently, the Issuer is authorized to issue 50,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock.)

4.f. As of the date hereof, the Reporting Person intends to compel the Issuer to change its business or corporate structure; namely, by forming and organizing a wholly owned subsidiary. To the best knowledge of the Reporting Person, the Issuer is not directly subject to any rule or regulation of the Investment Company Act of 1940.

4.g.As of the date hereof, the Reporting Person has no intention to compel or influence the Issuer to amend its Certificate of Incorporation or to amend its Bylaws to impede the acquisition of control of the Issuer by any person or entity, with the exception of informing the Commission and the public of the statutory self-executing anti-takeover provisions set forth in the General Corporation Law of Delaware, under which statute the Issuer may rely on effecting a future action.

4.h.As of the date hereof, the Issuer has not issued any class of its securities, either in equity or in debt, or any debt instruments, trading on any national or regional exchange nor quoted on any electronic intermediary quotation system.

4.i. As of the date hereof, it is not the intention of the Reporting Person to compel or influence the Issuer to terminate its prior registration of its common voting equity securities and resultant obligations pursuant to section 12(g)(4) of the Act.

4.j.

(1)	Further Undertakings; SEC Reports and Filings. It is MHT's intent to compel the Issuer to timely bring current all of its current, quarterly, transitional, periodic, and annual reports required to be filed by the Issuer pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934. Furthermore, as an obligation pursuant to 17 CFR

240.13d-7, a certified copy of this filing must be mailed to the Issuer at its principal executive office and to each exchange upon which the Issuer's securities are traded. Presently, the Issuer does not trade its securities on any national or regional exchange, nor on any intermediary or electronic quotation system. This Schedule from time to time may be amended by the Reporting Person to include further information regarding the matters subject herein.

(2)	Further Registration of the Issuer's Securities. It is the Reporting Person's intention to cause the Issuer to file a post-effective amendment with the Commission and, thereafter, to register its common stock on a Form 8-A Registration Statement under the Securities Exchange Act of 1934 (the "Exchange Act"). The post- effective amendment on Form SB-2/A will reflect the Issuer's increase in its authorized capital, in order to perfect the prior registration of its securities on Form SB-2 on September 20, 2000 and to further register the Issuer's Securities under the Exchange Act in order to permit the Issuer to permit its securities to be quoted on an electronic intermediary quotation system or to permit the Issuer to trade its securities on a regional or national stock exchange.

(3)	Conveyance to Issuer of Select Assets. It is the present intention of the Reporting Person, by and through the Reporting Person's Chairman of the Board and Chief Executive Officer, Michael H. Troso, to transfer and convey to the Issuer one parcel of residential income property, which the Issuer expects to possess a current market value of not more than $200,000. The property is commonly located at 1503 Welcher Road. Arcadia New York, Wayne County. The Issuer expects the Reporting Person will complete the conveyance not later than November 15, 2005.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

5.a.

(1)	Issuer's Capitalization. The Issuer has authorized 50,000 shares of common stock, par value $0.001 per share, and is not authorized to issue any shares of preferred stock.

(2)	Acquisition by Reporting Person. Under this Schedule, the Reporting
Person is disclosing its acquisition of 23,750 shares of the Issuer's common stock, par value $0.001 per share, which equates to 95.0%
ownership of the Issuer's total issued and outstanding Shares of common stock.

(3)	Voting Groups. The Reporting Person is not a member of any voting group and he beneficially owns all of the Shares disclosed in this
Schedule.

5.b.

(1)	The Reporting Person has the shared power to vote, or to direct the vote, and the shared power to dispose of, or to direct the disposition of, 23,750 Shares of the Issuer's Common Stock.

(2)	There are two persons that share the Reporting Person's power to vote, and to direct the power to vote, and that hold the power to dispose of, and to direct the power to dispose of, shares of the Issuer's common voting equity securities, as reported on this Schedule.

Michael H. Troso, the Chairman of the Board and Chief Executive
Officer of the Reporting Person and Michael P. Grande, the President
and the Chief Operating Officer of the Reporting Person, claim indirect beneficial ownership of the shares of the Issuer's common voting equity securities. As such, each of Mr. Troso and Mr. Grande are required to file the appropriate ownership statements, reports, and filings with the Commission, in order to disclose their indirect beneficial ownership of the Issuer. Mr. Troso claims his indirect ownership in the Issuer to be 47.5% of the Issuer's common stock and
Mr. Grande claims his indirect ownership in the Issuer to be 47.5% as of the date hereof. It is the Issuer's understanding that Messrs. Troso and Grande are in the process of timely preparing and reporting these events with the Commission and to disseminate this information to the public, accordingly. Consequently, as the result of the actions of
Messrs. Troso and Grande, each of them, proportionate to the percentage number of shares they claim indirect ownership of in the
Issuer, will have the capability to indirectly control the Reporting
Person's power to vote, and to indirectly direct the power of the
Reporting Person's vote, and to hold the power, indirectly, to direct the Reporting Person's power to dispose of, and to indirectly direct the Reporting Person's power to dispose of its shares of the Issuer's common voting equity securities.

5.c. With the single exception of the transaction being reported on this Schedule, neither the Issuer nor the Reporting Person have been involved in, nor that have been the subject of, any transaction involving the Issuer's securities during the 60 (sixty) days prior to the date of this Schedule.

5.d.No person or entity, other than the Reporting Person hereunder is known to have the right to receive, nor the power to direct the right to receive dividends from, or the proceeds from the sale of, the Issuer's securities, for those Shares of the Issuer's Common Stock being reported on this Schedule. As of the date of this Schedule, the Reporting Person is not entitled under any right, option agreement, warrant, or other instrument to acquire additional underlying securities in the Issuer, nor is any person or entity the holder of any agreement that confers upon any person or entity any right or option to acquire additional underlying securities of the Issuer or of the Reporting Person.

ITEM 6.	CONTRACTS,	ARRANGEMENTS,	UNDERSTANDINGS	OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

6.a.Indemnification of the Reporting Person and the Seller.

The readers hereof should be informed that insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, controlling persons, and beneficial owners of the Issuer, the Reporting Person and the Issuer have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Issuer of expenses incurred or paid by a director, officer, controlling person, or beneficial owner of the Issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, controlling person, or beneficial owner in connection with the transaction reported on this Schedule, the Issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Notwithstanding the statement hereinabove, as provisions to that certain Common Stock Purchase Agreement (more fully described in Item 1 hereof), the following events have occurred:

(1)	Under the terms and provisions that govern the assignment and assumption transaction, the original seller of the Issuer's securities, Leslie M. Apple, agreed to indemnify and hold the original purchaser, Randolph S. Hudson, and his subsequent successor, M. H. T. of

Brevard, Inc. (the Reporting Person), his and its counsel, and his and its agents, respectively, harmless against and in respect of any and all losses, liabilities, damages, and expenses whatsoever, including legal fees, incurred in investigating, preparing, or defending against any litigation (whether or not involving a third party), commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, as and when incurred, (i) arising out of, based upon, or in connection with any breach of any representation, warranty, covenant, or agreement of seller contained in that certain Common Stock Purchase Agreement or of the Issuer contained in that certain Common Stock Purchase Agreement; or (ii) arising out of, based upon, or in connection with any and all claims relating to the business, properties, assets, and/or operations of the Issuer which arose prior to the closing of the transaction, which is the subject of the transaction reported in this Schedule; provided, however, the seller's and the Issuer's maximum joint (total) liability pursuant to that certain Common Stock Purchase Agreement, or otherwise, shall be the total cash payments actually received by seller from the Reporting Person pursuant to that certain Common Stock Purchase Agreement and under the promissory note, which was issued in conjunction with that certain Common Stock Purchase Agreement; and

(2)	Under that certain Common Stock Purchase Agreement, by his assumption thereof, the Reporting Person agreed to indemnify and hold the seller and his heirs, successors and assigns harmless against and in respect of any and all losses, liabilities, damages, and expenses whatsoever, including legal fees, incurred in investigating, preparing, or defending against any litigation (whether or not involving a third party), commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, as and when incurred, (i) arising out of, based upon, or in connection with any breach of any representation, warranty, covenant, or agreement of the Reporting Person contained in that certain Common Stock Purchase Agreement, in that certain Pledge Agreement, and under that certain Note, all of which were assigned by Mr. Hudson to MHT and being reported on this Schedule.

The indemnification provisions described hereinabove shall only apply to a claim, which is commenced or threatened within one year from the closing date of the transaction that is being reported in this Schedule.

6.b.Purchaser's Agreement to Remedy Issuer's Failure to Report. As a provision of that certain Common Stock Purchase Agreement (more fully described in Item 1 hereof), following the satisfactory closing of the stock sale and purchase transaction, Mr. Hudson and, subsequently, MHT agreed to compel the Issuer to timely bring current all of its quarterly, transitional, and annual reports, which were required to have been filed by the Issuer with the Commission from the date the Issuer became subject to the reporting requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

6.c. The Reporting Person named hereinabove has the shared power to (1) vote or direct the vote of 23,750 shares, par value $0.001 per share, of the Issuer's common voting equity securities (the Issuer's common stock), and (2) the shared power to dispose of or to direct the disposition of 23,750 shares, par value $0.001 per share, of the Issuer's common voting equity securities (the Issuer's common stock).

6.d.The most recent transaction regarding the Issuer's securities, which is the subject of the report being filed on this Schedule is:

(1)	Acquisition of Issuer's Securities by Transfer. The acquisition of 23,750 shares of the Issuer's common stock, par value $0.001 per share; whereby, MHT (the Reporting Person) and Randolph S. Hudson, the Issuer's senior executive officer, entered into a private securities transaction, whereby, Mr. Hudson transferred his certificate representing 23,750 shares of the Issuer's common stock (or approximately 95%) under an assignment and assumption transaction. MHT agreed to perform on the existing liabilities of Mr.

Hudson to Leslie M. Apple, a predecessor shareholder of MHT, and, among the assignment and assumption documents, it is MHT's obligation to perform on that certain common stock purchase agreement, dated January 24, 2005, by and between Randolph S. Hudson, as the purchaser, and Leslie M. Apple, as the seller.

(2)	Payment for Stock in the Issuer. Among other things, MHT's assumption of that certain common stock purchase agreement required MHT (the Reporting Person) to assume a negotiable non- interest bearing Promissory Note, which is payable to Mr. Apple, in principal the sum of $90,000, to serve as full and complete payment for the Shares subject hereof. MHT is required to pay Mr. Apple said sum on or before February 28, 2006, by virtue of the terms of a negotiable promissory note, unless it and Mr. Apple agree, by amendment, to more suitable terms.

(3)	Pledge of Shares as Security for Payment. In the event MHT does not timely pay Mr. Apple said sum on or before said date, Mr. Apple may reclaim those certain shares of the Issuer pursuant to a Pledge and

Security Agreement that was assigned by Mr. Hudson to MHT on September 16, 2005, and awaiting the formal acceptance and approval by Mr. Apple. Under that certain pledge agreement that MHT assumed, MHT maintains all voting rights on the Issuer's shares, until its payment of the obligation represented by that certain assumed note, unless an extension has been granted by Mr. Apple, or until its default thereunder. In the event MHT defaults on its obligation to Mr. Apple, and, if Mr. Apple does not forbear any immediate collection proceedings under the obligation by permitting MHT to amend the terms of the Note and the Pledge Agreement, the Issuer's Shares, and all rights thereunder, shall revest in Mr. Apple.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS. The are no materials filed as exhibits to this Schedule.

However, the Issuer, for the events that occurred during the period described herein, further agrees (a) to timely file an amendment or amendment that reflect a change or changes in the facts or events, individually or collectively, that represent a fundamental change in the information contained in this Report, and (b) include any other information or materials to be filed as exhibits that may be pertinent to the events described in this Report and obtained by the Issuer on a date beyond the date of this Report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct. I am aware, by the Commission's notice, that intentional misstatements or omissions of fact constitute Federal criminal violations in accordance with 18 U.S.C. 1001.

DATED: October 18, 2005

/s/ Michael H. Troso Michael H. Troso Chairman of the Board Chief Executive Officer M. H. T. of Brevard, Inc. (Reporting Person)